SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People’s Republic of China (the “Company”), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

Page
Press release regarding 2004 third quarterly results dated October 24, 2004	4

Announcement regarding 2004 third quarterly report dated October 22, 2004	7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 25, 2004	By:	/s/ Lu Yipin
	Name:	Lu Yipin
	Title:	Chairman

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2004 Third Quarterly Results

Net Profit Increases 186.87% to RMB2,614 Million

Hong Kong, 24 October 2004 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx: 338; SSE: 600688; NYSE: SHI) today announced its unaudited third quarterly results for the nine months ended 30 September 2004 (the “Period”) of the Company and its subsidiaries (the “Group”). During the Period, income from principal operations amounted to RMB28,127 million, an increase of 29.93% as compared to the same period of the previous year. Net profit amounted to RMB2,614 million, an increase of 186.87% as compared to the same period of the previous year.

Mr. Lu Yiping, Chairman of Shanghai Petrochemical, said, “During the first to third quarters of 2004, driven by the increasing crude oil prices and the growth of demand for petrochemical products in the PRC, the prices of the Group’s major products have increased significantly to various extents, which has offset the negative impact of the increased crude oil prices and has contributed greatly to the increase in operating results of the Group during the Period.”

During the Period, the Group’s sales of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products amounted to RMB3,664 million, RMB8,622 million, RMB3,908 million and RMB9,836 million, respectively. The consolidated average selling prices for the above products increased 19.52%, 30.60%, 36.19% and 17.68%, respectively.

During the Period, the Group processed 6.8091 million tons of crude oil, an increase of 7.89% as compared to the same period of the previous year (including 495,100 tons of subcontracted crude oil). With the effect of increasing crude oil prices, the Group’s unit cost of crude oil processed increased by 19.14% to RMB 2,197 per ton.

… /2

Shanghai Petrochemical Announces 2004 Third Quarterly Results …p.2

Looking ahead, Mr. Lu is confident about the development of the Company, “We anticipate that given the high crude oil prices, a booming petrochemical cycle and stable growth of the global economy, the petrochemical industry is expected to continue its booming trend. The Group is committed to enhancing the competitiveness of the Group, striving for better operating results and better returns for shareholders.”

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to make a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum categories.

- END -

Encl.: Consolidated Income Statement (unaudited)

For further information, please contact:

Ms. Sally Wong / Ms. Jessica Chau

Rikes Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

… /3

Shanghai Petrochemical Announces 2004 Third Quarterly Results …p.3

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement (unaudited)

(Prepared under PRC Accounting Rules and Regulations)

	For the nine months ended 30 September
	2004	2003
	RMB’000	RMB’000

Income from principal operations	28,126,622	21,647,027
Less: Cost of sales	(22,999,561)	(18,704,305)
Sales taxes and surcharges	(548,305)	(439,764)

Profit from principal operations	4,578,756	2,502,958
Add : Profit from other operations	103,946	68,770
Less : Selling expenses	(321,764)	(337,573)
Administrative expenses	(795,410)	(777,815)
Financial expenses	(248,839)	(310,268)

Profit from operations	3,316,689	1,146,072
Add : Investment income	9,477	12,785
Non-operating income	28,502	12,001
Less : Non-operating expenses	(217,243)	(57,503)

Total profit	3,137,425	1,113,355
Less : Income tax	(456,911)	(173,434)
Minority interests	(66,767)	(28,787)

Net profit	2,613,747	911,134

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

2004 Third Quarterly Report

This announcement will be published simultaneously in Hong Kong and Shanghai on 25 October 2004. This quarterly report is prepared in accordance with the China Securities Regulatory Commission regulations on Disclosure of Information in Quarterly Reports for Listed Companies. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Rules and Regulations. The financial statements in this quarterly report are unaudited. Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

This announcement is made pursuant to the disclosure obligation under Paragraph 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) hereby presents the third quarterly results of the Company and its subsidiaries (together, the “Group”) for the three months ended 30 September 2004.

§1 Important Message

1.1	The Board of Directors of the Company and its directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

1.2	The financial statements contained in this third quarterly report have not been audited.

1.3	Mr. Lu Yiping, Chairman, Mr. Rong Guangdao, Vice Chairman and President of the Company, Mr. Han Zhihao, Director and Chief Financial Officer of the Company and Mr. Hua Xin, Finance Manager of the Company hereby warrant the authenticity and completeness of the financial statements contained in this quarterly report.

§2 Corporate Information

2.1 Corporate Information

A Shares	H Shares	ADS
Stock abbreviation	SHI
Stock Code	600688	338
Stock Exchange of Listing	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange
Secretary to the Board of Directors	Securities representative
Name	Zhang Jingming	Tang Weizhong
Correspondence Address	48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China	48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China
Telephone	86-21-5794 3143	86-21-5794 3143
Fax	86-21-5794 0050	86-21-5794 0050
E-mail	spc @spc.com.cn	tom @spc.com.cn

2.2 Financial Information

2.2.1 Major financial data and financial indicators

Currency: RMB

	As at the end of the reporting period	As at the end of the previous financial year	Increase/ decrease (%)
Total assets (‘000)	28,249,032	27,580,828	2.42
Shareholders’ equity (excluding minority interests) (‘000)	17,544,763	15,507,016	13.14
Net asset value per share (RMB)	2.437	2.154	13.14
Adjusted net asset value per share (RMB)	2.431	2.149	13.12

	The reporting period (July to September)	From the beginning of the financial year to the end of the reporting period (January to September)	Increase/ decrease (%)
Net cash flows from operating activities (‘000)	1,230,213	2,898,314	Net Cash flows from operating activities for the period have been changed from negative flows of the same period of the previous year to positive flows
Earnings per share (RMB)	0.150	0.363	146.34
Return on net assets (%)	6.170	14.898	increased by 3.25 percentage points
Return on net assets excluding non-recurring items (%)	6.753	16.613	increased by 3.64 percentage points

Non-recurring Items	Amount
Gain on disposal of investment	15,008
Non-operating income	28,502
Non-operating expenses	(217,243)
Less: Provision for impairment losses on fixed assets	34,345
Written back of provision for impairment losses in previous years	2,659
Tax adjustments for the above items	20,908
Total	(115,821)

2.2.2 Income Statement

Income Statement

	Unit: ‘000		Currency: RMB Unaudited

	For the three months ended 30 September 2004		For the three months ended 30 September 2003
Item	The Group	The Company	The Group	The Company
Income from principal operations	10,348,485	9,103,997	7,507,957	7,058,611
Less: Cost of sales	8,420,144	7,357,474	6,310,353	6,024,622
Sales taxes and surcharges	198,052	196,838	165,252	156,956

Profit from principal operations	1,730,289	1,549,685	1,032,352	877,033
Add: Profit from other operations	27,955	7,781	26,312	22,117
Less: Selling expenses	93,160	67,100	108,949	78,470
Administrative expenses	258,105	189,465	301,620	256,248
Financial expenses	77,344	65,139	100,927	91,502

Profit from operations	1,329,635	1,235,762	547,168	472,930
Add: Investment (losses)/income	(6,176)	46,092	13,963	62,539
Non-operating income	13,410	6,987	2,737	446
Less: Non-operating expenses	29,783	27,349	35,080	31,312

Total profit	1,307,086	1,261,492	528,788	504,603
Less: Income tax	198,691	178,945	73,922	65,149
Minority interests	25,848	0	15,412	0

Net profit	1,082,547	1,082,547	439,454	439,454

Income Statement

Unit: ‘000    Currency: RMB Unaudited

	For the nine months ended 30 September 2004		For the nine months ended 30 September 2003
Item	The Group	The Company	The Group	The Company
Income from principal operations	28,126,622	24,809,912	21,647,027	20,392,257
Less: Cost of sales	22,999,561	20,195,713	18,704,305	17,837,578
Sales taxes and surcharges	548,305	541,745	439,764	418,281
Profit from principal operations	4,578,756	4,072,454	2,502,958	2,136,398
Add: Profit from other operations	103,946	41,102	68,770	59,688
Less: Selling expenses	321,764	240,572	337,573	244,530
Administrative expenses	795,410	622,310	777,815	648,399
Financial expenses	248,839	209,357	310,268	287,476
Profit from operations	3,316,689	3,041,317	1,146,072	1,015,681
Add: Investment income	9,477	183,755	12,785	95,659
Non-operating income	28,502	10,686	12,001	829
Less: Non-operating expenses	217,243	212,097	57,503	52,475
Total profit	3,137,425	3,023,661	1,113,355	1,059,694
Less: Income tax	456,911	409,914	173,434	148,560
Minority interests	66,767	0	28,787	0
Net profit	2,613,747	2,613,747	911,134	911,134
Add: Undistributed profits at beginning of the period	2,048,896	2,048,896	1,300,452	1,300,452
Distributable profits	4,662,643	4,662,643	2,211,586	2,211,586
Less: Transfer to statutory surplus reserve	0	0	0	0
Transfer to statutory public welfare fund	0	0	0	0
Distributable profits to shareholders	4,662,643	4,662,643	2,211,586	2,211,586
Less: Ordinary shares’ final dividend	576,000	576,000	360,000	360,000
Undistributed profits at the end of the period	4,086,643	4,086,643	1,851,586	1,851,586

2.3 Top Ten Shareholders with Shares in Circulation

Unit: Share

Total number of shareholders as at the end of the reporting period: 150,840

Top Ten Shareholders with Shares in Circulation

Name of shareholder (full name)	Number of shares in circulation as at the end of the reporting period	Type (A, B or H shares)
HKSCC Nominees Ltd.	1,915,338,857	H
Hongkong & Shanghai Banking Corporation (Nominees) Limited	355,708,000	H
Xinghe Securities Investment Fund	27,158,673	A
Bank of China- Haifutong Income Growth Securities Investment Fund	21,996,450	A
Xinghua Securities Investment Fund	21,630,000	A
Jingfu Securities Investment Fund	19,702,449	A
Bank of Communications-Yifangda 50 Index Securities Investment Fund	16,386,947	A
China Merchants Bank Co., Ltd. - Zhong Xin Jing Dian Pei Zhi Securities Investment Fund	15,560,885	A
Agricultural Bank of China - Zhang Cheng Active and Selective Securities Investment Fund	15,496,691	A
Hua Xia Cheng Zhang Securities Investment Fund	11,000,000	A

§3 Management Discussion and Analysis

3.1 Overview and brief analysis of the Group’s operations during the reporting period

In the past 9 months, recovery of the global economy significantly increased the demand for crude oil. During the same period, oil reserve in the major oil producing countries has been on the decline which resulted in a greater demand for crude oil and upsurge of prices. Unstable political situations and speculative investment activities have together added pressure to international oil prices, which has directly increased the refining costs of the Group. However, driven by the increasing crude oil prices and the growth of demand for petrochemical products in the PRC, the prices of the Group’s major products have increased significantly to various extents, which has more than offset the negative impact of the increased crude oil prices and has contributed greatly to the increase in operating results of the Group during the reporting period.

From 1 January 2004 to 30 September 2004, income from principal operations of the Group amounted to RMB 28.127 billion, an increase of 29.93% when compared to the same period of the previous year. Among such income increase, sales of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products amounted to RMB 3.664 billion, RMB 8.622 billion, RMB 3.908 billion and RMB 9.836 billion, respectively. Net profit amounted to RMB 2.614 billion, an increase of 186.87% when compared to the same period of the previous year.

During the same period, the Group processed a total of 6.8091 million tons of crude oil, an increase of 7.89% as compared to the same period of the previous year (including 495,100 tons of subcontracted crude oil). The Group’s unit cost of crude oil processed amounted to RMB 2,197 per ton, an increase of 19.14% as compared to the same period of the previous year. The consolidated average selling price of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products of the Group increased by 19.52%, 30.60%, 36.19% and 17.68%, respectively.

3.1.1 Principal operations and products accounting for 10% or more of income from principal operations or profit from principal operations

Unit: ‘000    Currency: RMB Unaudited

Segment	Income from principal operations	Cost of sales	Gross profit margin (%)
Synthetic fibres	3,663,792	3,132,802	14.49
Resins and plastics	8,621,531	6,413,600	25.61
Intermediate petrochemical products	3,908,412	2,584,376	33.88
Petroleum products	9,835,949	8,942,415	9.08
Others	2,096,938	1,926,368	8.13
Including: related party transactions	10,915,920	9,819,463	10.04

3.2 Profit Indication & Discussion

In view of the present business development situation of the Group, it is expected that the operating results of 2004 will improve substantially as compared to the same period of the previous year.

Sinopec Shanghai Petrochemical Company Limited

Lu Yiping

Chairman

Shanghai, 22 October, 2004

As of the date of this announcement, the executive directors of the Company are Lu Yiping, Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun and Gao Jinping; the non-executive directors of the Company are Liu Wenlong and Zhang Baojian, and the independent non-executive directors of the Company are Gu Chuanxun, Wang Xingyu, Wang Yongshou, and Chen Xinyuan.